EXHIBIT 2

TIM DAMADIAN

110 Marcus Drive

Melville, New York 11747-4292

July 7, 2025

VIA EMAIL AND FIRST CLASS MAIL

Board of Directors

FONAR Corporation

110 Marcus Drive

Melville, New York 11747-4292

Ronald.Lehman@gmail.com

Ricky.Turk@gmail.com

Jessicajmaher4@gmail.com

RCarrino254@gmail.com

Dear Sirs and Madams:

I wish to inform you that I, along with certain other members of the management team and Board of Directors of FONAR Corporation (“FONAR”) and third parties (collectively, the “Proposed Acquisition Group”), are contemplating the pursuit of a plan to acquire all of the outstanding shares of capital stock of FONAR not owned by members of the Proposed Acquisition Group in a “going private” transaction (“Acquisition Transaction”). The Proposed Acquisition Group is submitting to the Board of Directors of FONAR this preliminary, non-binding proposal to acquire all of the outstanding capital stock of FONAR (the “FONAR Stock”) not currently owned by the Proposed Acquisition Group.

The Proposed Acquisition Group currently beneficially owns approximately 5.01% of the outstanding FONAR Stock.[1] The current members of the Proposed Acquisition Group currently include myself, Luciano B. Bonanni, Ronald G. Lehman, Richard Feigenbaum, Xavier Rodrigo, Jevan Damadian, Jim Flanagan, Kurt Reimann, Janice Veroline, and James Persoons. We expect that the members of the Proposed Acquisition Group will be expanded as we solidify our offer and our financing.

The Acquisition Group believes that an Acquisition Transaction, at a price per share to be negotiated, will provide a very attractive opportunity to FONAR’s public shareholders to cash out of their investment in FONAR Stock. We anticipate that the per share price for the FONAR Stock held by the public stockholders would be at a premium of no less than 10% to the average closing market price of FONAR’s common stock for the 90 trading days immediately preceding July 1, 2025, such immediately preceding day being the last day of FONAR’s 2024-2025 fiscal year.

[1]	For purposes of this proposal letter, references to the Proposed Group’s ownership of FONAR Stock include the currently issued and outstanding shares of FONAR’s common stock, and FONAR’s Class A non-voting preferred stock, Class B convertible common stock, and Class C common stock on an as-converted basis.

TIMOTHY R. DAMADIAN

Board of Directors
FONAR Corporation
July 7, 2025
Page - 2 -

Certain of the terms and conditions upon which the Proposed Acquisition Group is prepared to pursue the Acquisition Transaction are set forth below. The Acquisition Group is confident in its ability to consummate the Acquisition Transaction as outlined in this letter.

1.       Acquiror. It is anticipated that the Proposed Acquisition Group will use a special purpose vehicle, likely, a Delaware limited liability company (the “Acquisition Vehicle”), for the purpose of pursuing the Acquisition Transaction.

2.       Structure of the Acquisition Transaction; Merger Consideration. The structure of the Acquisition Transaction is expected to be a merger (the “Merger”) of a wholly owned subsidiary of Acquisition Vehicle, currently contemplated to be a Delaware corporation (“Merger Sub”), with and into FONAR, with FONAR surviving the merger. In this letter we refer to Acquisition Vehicle, Merger Sub and FONAR, collectively, as the “Transaction Parties.”

As contemplated, preceding the Merger, the members of the Proposed Acquisition Group will contribute all of their respective holdings of FONAR Stock (“Proposed Acquisition Group’s FONAR Stock”) to Acquisition Vehicle. As further contemplated, upon consummation of the Merger, all of the Proposed Acquisition Group’s FONAR Stock will be cancelled and all other shares of FONAR Stock then issued and outstanding and held by persons and entities other than the those held directly or indirectly by the Proposed Acquisition Group (the “Public Shares”) will be converted into a right to receive the per share merger consideration as determined in our negotiations, payable in cash upon consummation of the Merger. Acquisition Vehicle’s 100% ownership of Merger Sub immediately prior to the effectiveness of the Merger will, as a result of the Merger, automatically convert into a 100% equity ownership by Acquisition Vehicle of the post-Merger FONAR.

While it is anticipated that the FONAR Stock held by the members of the Proposed Acquisition Group (or Acquisition Vehicle) will be voted in favor of the approval of the merger agreement for the Acquisition Transaction, it is contemplated that the merger agreement will require for its approval that a majority of the FONAR Stock held by all FONAR stockholders other than the Proposed Acquisition Group (and Acquisition Vehicle, if any) be voted for approval of the merger agreement, commonly referred to as a “majority of the minority” vote.

3.       Financing. The Proposed Acquisition Group intends to finance the Acquisition with a combination of equity investments and debt financing, as well as FONAR’s available cash. The Proposed Acquisition Group is confident that it can timely secure adequate debt financing and additional equity capital to consummate the Acquisition Transaction, and we expect the Acquisition Transaction would not be subject to any financing condition at the time the merger agreement is executed.

TIMOTHY R. DAMADIAN

Board of Directors
FONAR Corporation
July 7, 2025
Page -3 -

4.       Due Diligence. While certain members of the Proposed Acquisition Group are executive officers and/or directors of FONAR and, accordingly, are familiar with FONAR and have access to FONAR’s books and records, other members of the Proposed Acquisition Group, including third parties who may, in the future, become members of the Proposed Acquisition Group, as well as our financing partners, will need to conduct their own due diligence, which would require reviewing the books and records of FONAR and have access to FONAR’s management to make appropriate due diligence inquiries. Accordingly, the members and potential members of the Proposed Acquisition Group will require access to FONAR’s books, records, and management personnel, subject their individual execution of an appropriate confidentiality, non-disclosure, and non-use agreement with FONAR. The members of the Acquisition Group with current access to FONAR’s books and records, including myself, and the other senior management and directors of FONAR, are cognizant of their fiduciary duties and statutory obligations regarding disclosure of non-public information concerning FONAR and will abide by their respective duties and obligations.

5.       Definitive Agreements. The Proposed Acquisition Group is prepared to negotiate and finalize a definitive merger agreement and related agreements typical for transactions similar in nature to the Acquisition Transaction (collectively, the “Definitive Agreements”) concurrently with the aforementioned due diligence reviews. The proposed Acquisition Transaction is subject to execution of the applicable Definitive Agreements.

6.       Confidentiality. The Proposed Acquisition Group will, as required by applicable law and SEC regulations, promptly file a Schedule 13D to disclose their current intention to investigate proceeding with the proposed Acquisition Transaction, and material actions taken in furtherance thereof. The Proposed Acquisition Group is sure you will agree with them that it is in all of the Parties’ interests to ensure that negotiations between the Transaction Parties proceed in a confidential manner, unless otherwise required by law, until the Parties have agreed upon a definitive plan for the Merger and related matters and executed the Definitive Agreements, or terminated our discussions.

7.       Process. The Proposed Acquisition Group believes that the Acquisition Transaction will provide superior value to FONAR’s shareholders. The Proposed Acquisition Group recognizes, of course, that you, the FONAR Board of Directors (the “Board”) will evaluate the proposed Acquisition Transaction independently before the Board and any special committee of uninterested directors can make their determinations whether or not to proceed with the proposed Acquisition Transaction. I, along with the other directors who are members of the Proposed Acquisition Group, will recuse ourselves from any Board discussion or evaluation relating to the Acquisition Transaction.

8.       Counsel. We have retained Moritt Hock & Hamroff LLP as our legal counsel in connection with this proposal and the Acquisition Transaction.

TIMOTHY R. DAMADIAN

Board of Directors
FONAR Corporation
July 7, 2025
Page -4 -

9.       No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

10.       Other Matters. Although the Board may choose to seek other competing offers to acquire FONAR, please note that I, personally, as a holder of FONAR Stock, will not support or vote in favor of any alternative transaction submitted or proposed by any third party or parties. Other members of the Proposed Acquisition Group may feel similarly. Notwithstanding such lack of support for an alternative transaction, kindly note that those members of the Proposed Acquisition Group who are part of the management team or directors of FONAR, including myself, will continue to abide by our respective fiduciary duties to FONAR and all of FONAR’s stockholders.

In closing, the Proposed Acquisition Group would like to express its commitment to working together with the Board to bring the Acquisition Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to speaking with you regarding this letter, the Proposed Acquisition Group, the Acquisition Transaction and all matters relating thereto.

Very truly yours,

/s/ Timothy R. Damadian

Timothy R. Damadian,
On behalf of the
Proposed Acquisition Group, and, where noted, personally